EXHIBIT 2.1

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Amendment, dated as of June 19, 2010 (this “Amendment”), to the Agreement and Plan of Merger, dated as of May 15, 2010 (the “Merger Agreement”), by and among FP-EF Holding Corporation, a Delaware corporation (“Parent”), FP-EF Corporation, a Delaware Corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and EF Johnson Technologies, Inc., a Delaware corporation (the “Company”), is entered into by the Company, Parent and Merger Sub.

WHEREAS, Section 9.1 of the Merger Agreement permits the parties to amend the Merger Agreement by execution of an instrument in writing signed by each of Parent, Merger Sub and the Company; and

WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Merger Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, Parent, Merger Sub and the Company hereby agree as follows:

1.                                       Amendment of Section 2.1(a) of the Merger Agreement.  Section 2.1(a) of the Merger Agreement is amended to replace the reference to “$1.05” with “$1.50.”

2.                                       Amendment of Preamble to Article III.  The Preamble to Article III of the Merger Agreement is amended and restated in its entirety to read as follows:

“Except as disclosed in the letter from the Company, dated as of June 19, 2010, addressed to Parent and Merger Sub (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:”

3.                                       Amendment of Section 3.15(a) of the Merger Agreement.  Section 3.15(a) of the Merger Agreement is amended and restated in its entirety to read as follows:

“(a)                            (i) The Company or one of its Subsidiaries exclusively owns all right, title, and interest in, or has the valid right to use, pursuant to a license, in each case, free and clear of all Encumbrances except nonexclusive licenses to customers entered into in the ordinary course of business, all Intellectual Property used in or otherwise required to operate the Company’s business as presently conducted (the “Company Intellectual Property”), and (ii) Section 3.15 of the Company Disclosure Letter lists all registrations and applications for Intellectual Property owned by the Company or one of its Subsidiaries.  As of the date hereof, (x) the Company has not received any written notice of any actual or threatened Actions alleging a violation, misappropriation or infringement of the Intellectual Property of any other Person, except for any of the foregoing that have since been resolved, (y) the operation of the business of the Company as currently conducted and as conducted during the prior seven (7) years does not violate, misappropriate or infringe the Intellectual Property of any other Person, and (z) the

Company has not commenced or given written notice of any actual or threatened actions alleging a violation, misappropriation or infringement of the Intellectual Property of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no other Person has violated, misappropriated or infringed any material Intellectual Property owned by the Company or any of its Subsidiaries.”

4.                                       Amendment of Section 3.15(b) of the Merger Agreement.  Section 3.15(b) of the Merger Agreement is amended and restated in its entirety to read as follows:

“(b)                           Except as set forth in Section 3.15(b) of the Company Disclosure Letter, with respect to material Company Intellectual Property owned by the Company or its Subsidiaries, all such Company Intellectual Property is subsisting and no such Company Intellectual Property is scheduled to expire within five (5) years from the date of this Agreement or is subject to any outstanding Order restricting its use or adversely affecting, in any material respect, the rights to the Company or any of its Subsidiaries thereto and with respect to material Company Intellectual Property owned by a third party and licensed to or otherwise used by the Company or its Subsidiaries, Company’s (and its Subsidiaries’) right to use such Company Intellectual Property is not scheduled to expire or terminate within five (5) years from the date of this Agreement.”

5.                                       Amendment of Section 3.15 of the Merger Agreement.  Section 3.15 of the Merger Agreement is amended and supplemented to add the following language as a new subsection (g) thereof:

“(g)                           All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Company (collectively, “Company IT Systems”) are in all material respects in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company.  The Company has not experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems.  The Company has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Company (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company.”

6.                                       Amendment of Section 3.18 of the Merger Agreement.  Section 3.18 of the Merger Agreement is amended and restated in its entirety to read as follows:

“Fairness Opinion The Company Board has received the written opinion (or an oral opinion to be confirmed in writing, a copy of which will be provided to Parent upon receipt thereof by the Company) of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of June 19, 2010, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion, the Merger Consideration to be received by the holders of Common Stock is fair from a financial point of view to such holders.”

7.                                       Amendment of Section 3.26(e) of the Merger Agreement.  Section 3.26(e) of the Merger Agreement is amended and restated in its entirety to read as follows:

“(e)                            in each case in which the Company or any Company Subsidiary has delivered or otherwise provided any technical data, software, libraries, utilities, tools or other computer or program code in any form, including source code and object code form or other Intellectual Property to any Governmental Entity in connection with any Government Contract, (i) the Company or such Subsidiary has provided such technical data, computer software and other Intellectual Property solely as a “commercial item” pursuant to the Company’s commercial terms and conditions; and (ii) all such technical data, computer software and other Intellectual Property are marked in accordance with the relevant marking instructions and with the correct legend prescribed by applicable Law, in each case in a manner that is sufficient to protect and preserve the rights of the Company or any Company Subsidiary in and to such technical data, computer software and other Intellectual Property to the fullest extent provided for by applicable Law.”

8.                                       Amendment of Section 6.4 of the Merger Agreement.  Section 6.4 of the Merger Agreement is amended and restated in its entirety to read as follows:

“Notification of Certain Matters.  (a)  Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (ii) any condition to the Merger to be unsatisfied at the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

(b)                                 The Company shall keep Parent informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to the Company), criminal or regulatory investigation or action involving the Company or any of its Subsidiaries, and shall reasonably cooperate with Parent and Parent’s Affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meeting with regulators).”

9.                                       Amendment of Section 6.11 of the Merger Agreement.  Section 6.11 of the Merger Agreement is amended and restated in its entirety to read as follows:

Transaction Expenses.   Section 6.11 of the Company Disclosure Letter sets forth the Company’s good faith estimate of its out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the Company or its Subsidiaries, or on their behalf, in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Merger and the other Transactions, including, without limitation, in connection with any Acquisition Proposals, and not paid prior to the date of this Agreement (collectively, the “Transaction Expenses”).  Three (3) Business Days prior to the Closing Date, the Company shall provide Parent with a good faith estimate of the Transaction Expenses (whether paid or unpaid), which estimate of aggregate Transaction Expenses (i) shall be certified as complete and correct by the Chief Financial Officer of the Company, and (ii) will include such documentation supporting such estimate as may be reasonably requested by Parent (including copies of invoices and payoff letters) (the “Transaction Expense Certification”).

10.                                 Amendment of Section 7.2(i) of the Merger Agreement.  Section 7.2(i) of the Merger Agreement is amended to replace the reference to “$2,200,000” with “3,250,000 (computed in accordance with Section 6.11 of the Company Disclosure Schedule, including the limitations specified therein).”

11.                                 Amendment of Section 8.2(b)(i) of the Merger Agreement.  Section 8.2(b)(i) of the Merger Agreement is amended to replace the reference to “$1,000,000” with “$1,500,000.”

12.                                 Amendment of Section 8.2(b)(ii) of the Merger Agreement.  Section 8.2(b)(ii) of the Merger Agreement is amended to replace the reference to “after the date of this Agreement” with “after June 19, 2010” and by adding, immediately after the word “stockholders” in subclause (B) thereof, “(it being agreed that any new or reaffirmed Acquisition Proposal so announced or communicated by a person who may have made an Acquisition Proposal prior to June 19, 2010, shall be considered an Acquisition Proposal for the purposes hereof).”

13.                                 Amendment of Section 8.2(b)(iii) of the Merger Agreement.  Section 8.2(b)(iii) of the Merger Agreement is amended to replace the reference to “after the date of this Agreement” with “after June 19, 2010” and by adding, immediately after the word “stockholders” in subclause (B) thereof, “(it being agreed that any new or reaffirmed Acquisition Proposal so announced or communicated by a person who may have made an Acquisition Proposal prior to June 19, 2010, shall be considered an Acquisition Proposal for the purposes hereof).”

14.                                 Amendment of Section 8.2(c) of the Merger Agreement.  Section 8.2(c) of the Merger Agreement is amended to replace the reference to “$2,000,000” with “$3,500,000.”

15.                                 Amendment of Section 9.4 of the Merger Agreement.  Section 9.4 of the Merger Agreement is amended to replace the reference to “(937) 819-0201” with “(972) 819-0201.”

16.                                 Preparation of Proxy Statement.  The Company agrees to use its reasonable best efforts to file with the SEC the Proxy Statement within four (4) Business Days of execution of this Amendment.

17.                                 Representations and Warranties.  Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this Amendment, (ii) this Amendment has been duly and validly authorized by all necessary action of its Board of Directors and, with respect to the Company, the Company’s Board of Directors has unanimously approved this Amendment, and (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

18.                                 Defined Terms.  Capitalized terms used but not defined herein shall have the meaning assigned to them in the Merger Agreement.

19.                                 No Other Modification.  The Merger Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

20.                                 Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

21.                                 Counterparts.  This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

FP-EF HOLDING CORPORATION

By:	/s/ Ashutosh Agrawal
Name:	Ashutosh Agrawal
Title:	President

FP-EF CORPORATION

By:	/s/ Ashutosh Agrawal
Name:	Ashutosh Agrawal
Title:	President

EF JOHNSON TECHNOLOGIES, INC.

By:	/s/ Michael E. Jalbert
Name:	Michael E. Jalbert
Title:	Chairman, CEO and President